Exhibit 99.1

David and Mary Collins

3876 Learning Tree Lane
Delaplane, Virginia 20144

September 14, 2012

Board of Directors

Learning Tree International, Inc.

1805 Library Street

Reston, Virginia 20190

Dear Sirs:

David and Mary Collins and their affiliates (the “Collins Parties” or “we”) are writing to express our interest in acquiring all of the outstanding equity of Learning Tree International, Inc. (the “Company”) not already owned by us for $5.25 per share in cash, on the terms and subject to the conditions set forth in the attached non-binding term sheet.  This proposal represents a 23.5% premium over the 30-day volume weighted average trading price of $4.25 per share.

We believe that now is an opportune time for the Company to consider this proposal.  Both the Company’s recent and previous attempts to enhance stockholder value through such measures as improvements to existing businesses, managing costs, increasing the sizes of the direct sales force and the course library, and share repurchases, have had little impact on the Company’s stock price.  The Company has significant steps to take and investments to make to improve its results over the next few years.  While everyone at the Company will undoubtedly be focused on, and working together to achieve, future success, it is uncertain whether these investments and decisions, based on longer-term strategic goals, will be successful or, if successful, whether the Company’s future stock prices will properly reflect these efforts.

We believe that this proposal represents an excellent opportunity for the Company’s stockholders to realize a premium for their shares at this time.  In addition, to the extent applicable, it would allow the Company’s stockholders to take advantage of the favorable long-term capital gains rates set to expire at year’s end.  In order to expedite the closing, we would utilize a tender offer for all outstanding shares as the first step of the acquisition transaction.  Presuming that we complete and execute a mutually satisfactory definitive agreement containing customary terms by October 31, 2012, we would commence such tender offer soon enough to ensure that closing could occur before December 31, 2012.

Board of Directors

September 14, 2012

We believe that we are uniquely positioned to successfully negotiate and consummate a transaction with the Company in an expeditious manner as we are already familiar with the Company and its operations.  Our financial advisors have conducted significant due diligence on the Company, based solely on publicly available information, and we expect that the balance of our remaining limited due diligence could be completed on an expedited basis.  Because of the sufficiency of our existing financial resources, consummation of any transaction would not be subject to a financing contingency.  We are prepared to move quickly and to discuss all aspects of our proposal with the Company.

We understand that, given Dr. Collins’ involvement, an independent committee of the Company’s Board of Directors may wish to review our proposal and make a recommendation to the Board and that this will require a reasonable time for you to evaluate the proposal.  In order to be in a position to complete a transaction by year-end, which we believe would best benefit stockholders, we would propose that, during the time that the independent committee is undertaking its review, we be permitted to complete our confirmatory due diligence and engage in the negotiation of mutually satisfactory definitive documentation for the transaction containing customary terms.

To facilitate a transaction, we have engaged Kane & Co. and Averil Capital Markets Group, Inc. as our financial advisors, and Skadden, Arps, Slate, Meagher & Flom LLP, as our legal advisor.  Representatives of our advisors are available to meet with you or your representatives to discuss this proposal at your earliest convenience.

As you know, the Collins Parties beneficially own approximately 31% of the Company’s outstanding common stock. We plan to file an amendment to our Schedule 13D to reflect the delivery of this proposal.  In considering our proposal, you should be aware that we are interested only in pursuing the proposed transaction and that we are not interested in selling our stake in the Company or considering any strategic transaction involving the Company.

This letter does not constitute a legally binding obligation and, of course, neither the Company nor the Collins Parties shall be subject to any binding obligation with respect to any transaction unless and until a definitive agreement satisfactory to all parties is executed and delivered.

2

Board of Directors

September 14, 2012

While we appreciate and respect the Board’s need to conduct an appropriate process in evaluating our proposal, if a transaction is to be completed by year end, your prompt consideration to this proposal is requested.  Accordingly, please advise us by Tuesday, September 25, 2012 as to the status of your deliberations.

Very truly yours,

/s/ David C. Collins
David C. Collins, Ph.D.

/s/ Mary C. Collins
Mary C. Collins

3

PROPOSED TERM SHEET

This non-binding term sheet (this “Term Sheet”) sets forth certain principal terms and conditions with respect to the proposed acquisition of all of the outstanding equity of Learning Tree International, Inc. (the “Company”) by David and Mary Collins and their affiliates (the “Collins Parties”) not already owned by them.

Parties:

(i) Duty & Service, LLC (the “Acquiror”), a company to be formed by the Collins Parties for the purpose of acquiring all of the outstanding common shares, $.0001 par value per share (“Common Shares”), of the Company as contemplated by this Term Sheet (the “Transaction”); and

(ii) the Company.

Purchase Price:

The consideration for the Transaction will be $5.25 per share in cash for all validly issued and outstanding Common Shares, except for those shares already owned by the Collins Parties. The per share consideration will be net to the seller in cash, without interest and subject to any required withholding of taxes. Each exercisable option to acquire the Company’s Common Shares will be canceled in exchange for a cash payment equal to the amount by which the purchase price exceeds the exercise price for such option.

As of the latest Form 10-Q filing for the Company, for the period ending June 29, 2012, the Company had 13,175,255 Common Shares outstanding. As of the date of this Term Sheet, the Collins Parties beneficially own 4,195,227 Common Shares, representing approximately 31% of the Common Shares outstanding.

Structure:

Pursuant to an Agreement and Plan of Merger to be negotiated by the parties, the Transaction will be structured as a two-step merger consisting of (i) a cash tender offer to purchase the Common Shares for $5.25 per share (the “Offer”) followed by, (ii) a cash merger (the “Merger”) of a newly formed Acquiror subsidiary into the Company at the same price to stockholders as in the Offer, with the Company surviving as a wholly-owned subsidiary of Acquiror.

Timing:

The parties will use their best efforts to complete a definitive Agreement and Plan of Merger and any necessary ancillary agreements (the “Definitive Documentation”) by no later than October 31, 2012. The Acquiror shall commence the Offer within 10 business days following execution of the Definitive Documentation and will initially expire on the date that is 20 business days after the Offer is commenced. If the Minimum

Tender Condition (as defined below) is met but the Acquiror owns less than 90% of the Company’s outstanding Common Shares following the consummation of the Offer, the parties shall undertake the drafting of a special meeting proxy statement covering the Merger, which shall be filed with the Securities and Exchange Commission as soon as reasonably practicable but in no event more than 14 days following the purchase by the Acquiror of the tendered shares in the Offer. If required, a special meeting of the Company’s stockholders will be called to vote on the Merger as soon as possible following clearance of the proxy statement with the SEC. It is contemplated that the closing will take place as soon as practicable, but in any event no later than December 31, 2012.

Conditions:

Conditions to closing of the Offer will include the following: (i) there having been validly tendered and not properly withdrawn a number of Common Shares that, together with the Common Shares beneficially owned by Acquiror and its affiliates, constitute at least a majority of the total number of Common Shares then outstanding on a fully diluted basis (the “Minimum Tender Condition”), (ii) receipt of all regulatory approvals, (iii) no material adverse changes in the Company’s business, assets, results of operations or financial condition, (iv) no order, ruling, suit or investigation by any governmental authority prohibiting or seeking to prohibit the Offer or Merger, (v) the accuracy of the Company’s representations and warranties, (vi) the performance of the Company’s covenants in all material respects, and (vii) the Definitive Documentation not having been terminated. The Merger is conditioned on the following: (i) if required by applicable law, Company stockholder approval, (ii) no orders, decrees or rulings are in effect prohibiting the Merger, and (iii) the Acquiror shall have accepted for payment all shares validly tendered and not withdrawn pursuant to the Offer.

Top-Up Option:

The Company will grant to Acquiror an irrevocable right (the “Top-Up Option”) to purchase such number of additional shares from the Company (up to the amount of authorized and unissued shares that are available for issuance under the Company’s charter) that, when added to the number of shares owned by Acquiror following the Offer, will result in Acquiror owning at least 90% of the Company’s outstanding shares on a fully diluted basis (the “Short-Form Threshold”). If the Minimum Tender Condition is met but the number of shares tendered in the Offer is less than the Short-Form Threshold, Acquiror will have the right to exercise the Top-Up Option if doing so would result in Acquiror satisfying the Short-Form Threshold. In the event that Acquiror satisfies the Short-Form Threshold (through the closing of the Offer

Proposed Term Sheet - 2

and/or pursuant to the exercise of the Top-Up Option), the parties will complete the Transaction pursuant to a “short-form” merger without a meeting of the Company’s stockholders promptly following the closing of the Offer.

Governing Law:	The Definitive Documentation will be governed by Delaware law.

Due Diligence:	Prior to signing the Definitive Documentation, the Acquiror will undertake and complete limited financial, tax, accounting and legal due diligence.

No Financing or Diligence Contingency:	Consummation of the Transaction will not be subject to any financing or diligence conditions.

Customary Reps and Warranties:	The Definitive Documentation will contain customary representations and warranties made by the Company and Acquiror for a transaction of this nature.

Interim Covenants:	The Definitive Documentation will contain covenants and agreements customary for a transaction of this nature.

Employee Retention:

Prior to execution of the Definitive Documentation, certain key employees to be determined by the Collins Parties shall have accepted offers of employment or consulting agreements which will be on terms mutually agreed upon between Acquiror and each such employee, which will be effective upon the closing of the Transaction. The officers and certain other key employees of the Company shall have entered into non-competition and non-solicitation agreements with Acquiror which will be effective for a period of 18 months upon the closing of the Transaction. After the execution of the Definitive Documentation, Acquiror will determine which additional employees will receive employment offers, some of which may be for transitional assignments.

Termination:	Negotiations pertaining to this proposal may be terminated by the Acquiror or the Company at any time without cost or liability.

The Definitive Documentation will contain a customary non-solicitation covenant pertaining to the Company, with a right to consider an unsolicited superior proposal and allowing its board of directors to change its recommendation of the Transaction subject to the Company and its board of directors adhering to specified customary procedures including a limited “fiduciary out” for the Company’s board of directors to accept an unsolicited superior proposal upon payment of a

Proposed Term Sheet - 3

termination fee to the Acquiror equal to 4% of transaction value plus reimbursement of the Acquiror’s expenses.

Expenses:

Subject to the expense reimbursement contemplated by the preceding paragraph, each of the Acquiror and the Company will bear its own legal, accounting and other expenses in connection with the negotiation and consummation of the Transaction.

Non-Binding Nature:

This is a non-binding term sheet only. The only binding agreements as to the matters described above, if any, will be contained in definitive written agreements to be executed and delivered by the parties. The execution and delivery of any definitive transaction agreements would be subject to the final approval of the board of directors of the Company and by the Collins Parties. The parties shall have no obligation to consummate any transactions unless and until definitive agreements are reached, subject in all respects to the satisfaction of the conditions contained therein, and neither party shall have any liability to the other if the parties fail for any reason to execute definitive agreements, except as may be provided in any binding written agreement between the parties.

Proposed Term Sheet - 4